August 15, 2019

Costa Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668, Japan

       Re: Takeda Pharmaceutical Company Limited
           Registration Statement on Form F-4
           Filed August 9, 2019
           File No. 333-233160

Dear Mr. Saroukos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Keiji Hatano, Esq.